TSX: NGD NYSE American: NGD

# NEW GOLD ANNOUNCES THE APPOINTMENT OF PATRICK GODIN AS CHIEF OPERATING OFFICER

**Toronto, March 28, 2022 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD)** is pleased to announce the appointment of Patrick Godin as Executive Vice President and Chief Operating Officer, effective May 2, 2022. Patrick brings with him more than 30 years of technical and operations experience in the mining industry.

Most recently, Patrick was Vice President and Chief Operating Officer of Pretium Resources Inc. ("Pretivm") until the sale of the company to Newcrest Mining Ltd. earlier this month. During his time at Pretivm, Patrick was responsible for the operations of the Brucejack Mine. Prior to Pretivm, Patrick was the President and Chief Executive Officer of Stornoway Diamond Corporation ("Stornoway") from 2019 to 2020 and Chief Operating Officer and Vice President from 2010 to 2018. At Stornoway, Patrick was responsible for the construction and the operations of the Renard Diamond Mine, Quebec's first diamond mine. His past experience also includes Vice President, Project Development for G Mining Services, where he focused on the development of mining projects in the Americas and West Africa.

*"I am very pleased to have Patrick joining our team as he brings an impressive record of operational excellence and commitment to safety", stated Renaud Adams, President & CEO. "His extensive technical and underground mining experience, particularly in Canada as both a mine operator and mine builder, will be invaluable to the Company as we continue to advance underground development at Rainy River and C-Zone development at New Afton."*

## About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds a 5% equity stake in Artemis Gold Inc. and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

**For further information, please contact:**

**Ankit Shah**

Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

**Brandon Throop**

Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com